Exhibit 99.7

TOTAL
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Isabelle DESMET
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Paul FLOREN
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Sonia CERQUEIRA
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Michaël CROCHET-VOUREY
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Sandra DANTE
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Ava PEREZ
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Florent SEGURA
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Phénélope SEMAVOINE
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Frédéric TEXIER
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TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
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Indonesia: Total acquires interest in two exploration blocks in the Arafura Sea
Paris, 10 May 2010 — Total announces that it has signed an agreement with ConocoPhillips to acquire a 24.5% interest in the Arafura Sea and the Amborip VI blocks in the Arafura Sea, offshore Indonesia. With this agreement, ConocoPhillips, operator of those two blocks, will now hold a 75.5% working interest in the Arafura Sea block. In the Amborip VI block, ConocoPhillips will hold a 51% interest, OPIC Indonesia Corporation holding the remaining 24.5% interest.
Lying in water depths ranging from 30 to 100 metres, the Arafura Sea and Amborip VI blocks each cover around 9,000 square kilometers. In each block, the first exploration well is planned to be drilled by end of 2010.
With this acquisition, Total pursues its strategy to further develop its exploration and production activities in Indonesia in “new frontier” geological plays.
Total E&P Indonesia
Total is present in Indonesia through its affiliates, Total E&P Indonesie and PT Total Oil Indonesia, Total has been present in the country since 1968, with operations concentrated in the Offshore Mahakam block in East Kalimantan. Total is the first gas producing operator in Indonesia and currently contributes to around 80% of the Bontang LNG Plant supply. Indonesia represented 8% of Total Group’s production in 2009, amounting to 190,000 barrels of oil equivalent per day.
As part of its Corporate Social Responsibility in Indonesia, Total is also intensely involved in community empowerment and capacity building actions in the areas of education and research, health and nutrition, local economic empowerment, environment and alternative energies. These endeavours are consistent with Total’s commitment to answer the challenges of sustainable development.
Total’s commitment is further exemplified through its manpower program, with 1,700 recruits planned from 2002 to 2017. This effort is aligned with an extensive program to develop national manpower and high level national managers through training and international assignments, as well as career developments for new recruits. Total also continues to enlarge partnerships with national businesses in order to significantly enhance indirect employment, which is currently estimated as 20,000 full time jobs.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com